Exhibit 99.1

TRILLION ENERGY INTERNATIONAL PROVIDES DRILL PROGRAM UPDATE

Work Program Fully Funded and Set for August Commencement

July 5, 2022 - Vancouver, BC - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on progress towards its multi-well SASB natural gas field development drilling program scheduled to commence August 2022.

The Company is pleased to announce that its 49% cost share for the drilling program is now fully funded, the Company having completed capital raises totaling CDN$ 40.4 Million (USD$32million) year-to-date.

Management believes the development is timely with natural gas prices reaching all-time highs. During June, prices hit a new high of USD $18 - $20 +/MCF. July prices are without change. In contrast, historical gas prices have been within the USD $6-7 /MCF range.

The Company is looking forward to commencing the drilling program imminently. To date, we have invested CND$5.4 (USD $4.2 million) for drilling tangibles such as: wellhead equipment, tubulars, casing, conductors etc. which are scheduled to arrive this month. The jack-up drilling rig is scheduled to arrive in August, upon which time inspection and maintenance will briefly occur. The shore base, in which consumables will be stored to be transported to the platforms, will be fully operational mid-July. The gas processing facility and pipelines are in good working order and no upgrades are required.

Seven production wells are expected to come online where work will continue until May 2023.

Arthur Halleran, CEO of the Company stated:

“We are very pleased to be fully funded for our 49% share of the 7 well drilling program for SASB gas field at this time. The price of gas and demand is very high and we expect to show significant revenues as we ramp up production. We are also seeing strong revenue growth for oil at this time as prices increase.”

About the Company

Trillion Energy is an oil and gas producer with assets in Turkey and Bulgaria. The Company’s Turkish assets include interests in the SASB natural gas field, one of the Black Sea’s first natural gas developments and the Cendere oil field. In Bulgaria, the company holds a prospective unconventional natural gas property, the Vranino 1-11. More information may be found on www.sedar.com and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements and other information about this news release and the Company reserves

The accuracy of any resources estimate is a function of the quality and quantity of available data and of engineering interpretation and judgement. While resources estimate presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoirs performance subsequent to the date of the estimate may justify revision, either upward or downward. Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the resources evaluated herein.

This release contains forward-looking statements, which are based on current expectations, estimates, and projections about the Company’s business and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Company undertakes no obligation to publicly revise or update any forward-looking statements for any reason. These statements include, but are not limited to, statements about the Company’s prospectus listing on the Canadian Securities Exchange, the potential impact on the market for its securities, expansion and business strategies, anticipated growth opportunities, and the amount of fundraising necessary to achieve the foregoing. Such statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s Securities and Exchange Commission filings, including the most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q, 8-K. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and or Prospective Resource report effective October 31, 2021.